MIRANDA GOLD CORP.

Suite 1500 – 701 West Georgia Street

Vancouver, B.C.

V7Y 1C6

July 11, 2008	TSX Venture Exchange Symbol: MAD

Frankfurt and Berlin Stock Exchange Symbol: MRG

NASD OTC Bulletin Board Exchange Symbol: MRDDF

   Tel: (604) 689-4580

  Fax: (604) 801-5911

    Toll Free: (877) 689-4580

 Email: mad@mirandagold.com

 Website: www.mirandagold.com

Miranda Gold Corp. Exploration and Company Update

Miranda Gold Corp. ("Miranda") (TSX-V: MAD) is pleased to provide an update on exploration activities as well as Miranda’s fundamentals.  So far this year Miranda has signed new exploration venture agreements with Queensgate Resource Corporation, CMQ Resources Inc. and Newcrest Resources Inc.  These new partners are funding over $1,000,000 dollars of exploration on five of Miranda’s projects.  Another six properties are being evaluated by partners Barrick Gold Exploration Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Piedmont Mining Company Inc., and White Bear Resources Inc.  Miranda estimates that in total these companies will fund between 40,000 to 50,000 feet of drilling and spend in excess of $2,000,000 in 2008 on our projects.

Miranda currently has 44,837,000 shares issued and $11,000,000 in the treasury which represents $0.25 in cash per share.  With an annual expenditure rate of approximately $2,200,000 Miranda can sustain current levels of exploration for the next five years.  According to Ken Cunningham, President and CEO, “The joint venture business model provides our investors protection during tough market periods while also minimizing risk in strong markets.  Miranda shareholders will benefit from exploration drilling on numerous projects that is being funded by our exploration partners.”

Specific project and exploration activities include:

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A three-hole drill program at the Iron Point project was completed earlier this year.  Assays are pending and expected soon.

•

The drill permit and reclamation bond are in place for our PPM project which is partnered with Piedmont Mining Company Inc.  Piedmont is seeking funding to complete this program.

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The Angel Wing project drill permit has been approved and reclamation bonding is in place. Miranda and our exploration partner White Bear Resources anticipate drilling will commence in August.

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The drill permit has been approved for the Coal Canyon project.  Queensgate Resources is Miranda’s partner at Coal Canyon, BPV and Cono and pending availability of drill rigs this program could begin in early August.

•

Barrick Gold Exploration, Inc. is planning at least two deep holes at Miranda’s Red Hill project.  Timing will depend on BLM approval of past reclamation and a new drill permit.

•

At Horse Mountain Newcrest Resources Inc. has already submitted a 13-hole drill program to the BLM.  Drilling is scheduled for August.

•

CMQ personnel in conjunction with Miranda geologists have been planning additional soil sampling to be followed by a drill program at Red Canyon.  The drilling will likely take place in the 4th quarter of 2008.

Miranda and its shareholders should expect to see a continuous flow of news from these projects and programs.  The Company is also actively seeking new partners on its four remaining un-optioned projects.

Corporate Profile

Miranda Gold Corp. is a gold exploration company active in Nevada and whose emphasis is on generating gold exploration projects within the Battle Mountain-Eureka and Cortez Trends. Miranda performs its own grass roots exploration and then employs a joint venture business model on its projects in order to maximize exposure to discovery while minimizing exploration risk. Miranda has ongoing partnerships with Barrick Gold Exploration Inc., the Cortez Joint Venture, the Buckhorn Joint Venture, Romarco Minerals Inc., Piedmont Mining Company Inc. White Bear Resources Inc., Queensgate Resources Corporation, CMQ Resources Inc. and Newcrest Resources Inc.

ON BEHALF OF THE BOARD

“Kenneth Cunningham”

Kenneth Cunningham

President and CEO

For more information visit the Company’s web site at www.mirandagold.com or contact Fiona Grant, Investor Relations 1-877-689-4580.

The TSX Venture Exchange neither agrees nor disagrees with the information contained herein.

This news release may contain information about adjacent properties on which we have no right to explore or mine. We advise U.S. investors that the SEC's mining guidelines strictly prohibit information of this type in documents filed with the SEC. U.S. investors are cautioned that mineral deposits on adjacent properties are not indicative of mineral deposits on our properties. This news release may contain forward-looking statements including but not limited to comments regarding the timing and content of upcoming work programs, geological interpretations, receipt of property titles, potential mineral recovery processes, etc. Forward-looking statements address future events and conditions and therefore involve inherent risks and uncertainties. Actual results may differ materially from those currently anticipated in such statements.